Exhibit 99.1

Okeanis Eco Tankers Corp. – Commencement of trading on NYSE, completion of share re-registration process, end of trading suspension on Oslo Børs and exemption from Norwegian takeover rules

ATHENS, GREECE, December 8, 2023: Reference is made to Okeanis Eco Tankers Corp.’s (“OET” or the “Company”) stock exchange announcements made on November 2, 2023, December 4, 2023 and December 5, 2023 regarding the Company’s contemplated listing of its common shares on the New York Stock Exchange (“NYSE”), its share re-registration process (as further described therein as “Share Registration Conversion”), and the trading suspension in the Company’s shares on Oslo Børs (as further described therein as “Trading Suspension”).

OET is pleased to announce that its common shares will commence trading on NYSE from and including December 11, 2023. Simultaneously with the NYSE listing, the common shares of OET will be secondary listed on Oslo Børs.

The Company’s common shares will be traded on the NYSE under the ticker code “ECO” and on the Oslo Børs under the ticker code “OET”.

The Share Registration Conversion, in which the Company implemented an amendment to the registration structure for its common shares, whereby all common shares are primarily held and settled within the Depository Trust Company in the United States and secondarily held and settled in VPS through a central securities depository link, has now been implemented.

The Trading Suspension on the Company’s common shares on Oslo Børs, which has been in effect for the trading days on December 7, 2023 and today, has now ended. The Company’s common shares will resume normal trading from start of trading on Oslo Børs from and including December 11, 2023.

Reference is also made to the Company’s stock exchange announcement on November 2, 2023 regarding Oslo Børs’ resolution to exempt Okeanis Eco Tankers Corp. from all the provisions regulating voluntary and mandatory takeover offers in Chapter 6 of the Norwegian Securities Trading Act (the “Norwegian Takeover Rules”). The resolution by Oslo Børs is subject to, and shall take effect from, the listing of the Company’s common shares on NYSE and the simultaneous change from primary to secondary listing on Oslo Børs. The resolution will consequently become effective from and including the first day of listing of the common shares of the Company on NYSE, which will take place on December 11, 2023, after which the Norwegian Takeover Rules will not apply to Okeanis Eco Tankers Corp. nor trading in common shares of Okeanis Eco Tankers Corp.

ADVISORS

Advokatfirmaet BAHR AS is acting as Norwegian legal advisor to the Company, Watson Farley & Williams LLP is acting as U.S. legal counsel to the Company and Fearnley Securities AS is acting as financial advisor to the Company in relation to the listing on the New York Stock Exchange.

Contact:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

Matters discussed in this release may contain certain forward-looking statements relating to corporate affairs, the business, financial performance and results of the Company and its subsidiaries and/or the industry in which they operate. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.  Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The forward-looking statements contained in this release, including assumptions, opinions and views of the Company or cited from third-party sources, are solely opinions and forecasts that are subject to risks, uncertainties and other factors, including risks described under the section captioned “Risk Factors,” in OET’s registration statement on Form 20-F filed with the SEC on November 2, 2023, which contains additional information about factors that could affect actual results, including risks relating to the Company’s industry, business operations, financing and liquidity, regulation and other risks described in the registration statement. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons. The Company does not provide any assurance that the assumptions underlying such forward-looking statements are free from errors, nor does the Company accept any responsibility for the future accuracy of the opinions expressed in the presentation or the actual occurrence of the forecasted developments. No obligations are assumed to update any forward-looking statements or to conform to these forward-looking statements to actual results.

The information, opinions and forward-looking statements contained in this announcement speak only as at its date and are subject to change without notice.